Crestwood Equity Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

August 27, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Daniel Porco, Esq. for Mara L. Ransom, Assistant Director

Re:                             Registration Statement on Form S-4 (File No. 333-205004) of Crestwood Equity Partners LP

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Washington, D.C. time, on Friday, August 28, 2015, or as soon thereafter as practicable Crestwood Equity Partners LP (the “Partnership”) hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP

By: CRESTWOOD EQUITY GP LLC, its general partner

By:	/s/ JOEL C. LAMBERT
Name:	Joel C. Lambert
Title:	Senior Vice President, General Counsel and Corporate Secretary